Oneva

Female Founder | Services | Family | Marketplace | B2C

A platform connecting trusted caregivers to the employee customers they serve

ONEVA.COM OAKLAND CALIFORNIA





Today's adults juggle caring for aging parents and children while working full-time. Oneva makes finding trusted in-home care easy with our platform to find, book, and pay high-quality caregivers as an employee benefit. Last year, we finished a year-long pilot at Microsoft. As a result, several other large Fortune 100 companies, plus the Finnish... more

Anita Gardyne CEO and Co-Founder @ Oneva

Why you may want to support us...

1. Seven years in business serving the in-home care market.
2. Completed year-long pilot for Microsoft SF Bay Area employees providing 1,876 hours of care.
3. Runner-up at TechCrunch Disrupt SF 2017.
4. Winner Best Startup Silicon Valley 2015.
5. CEO is ~11th black woman to raise over $1M in U.S. history and has extensive finance and executive experience at Levi's, Pacific Bell, IDG, Quantum, and UC Berkeley.
6. CTO has over 30 years of engineering management at 12 Silicon Valley companies, and three exits (including Xros to Nortel for $3.25B in 2000).
7. Oneva has two patents: concierge care platform and personal video commercial studio.
8. Oneva's minority certification and the Technology Industry Group (TIG) have us in direct contact with Oracle, Intel, and other tech firms striving to increase their minority spending.

Why investors ❤ us

WE'VE RAISED $2,644,553 SINCE OUR FOUNDING



When I met Anita at a conference a few years ago, I knew immediately that she was an unstoppable force of nature. She's built Oneva from ground zero with all the odds stacked against her, by working harder and with greater determination than just about anyone. She's opened doors that I never even knew existed, and landed some of the biggest customers and partners in the world. Being a part of Oneva's success means so much more than just making money (though that's certainly a source of appeal). It also makes the world better by helping families care for their loved ones, and by making Anita a beacon to inspire other entrepreneurs.

Chris Yeh

Investor with 10 exits, General Partner at Wasabi Ventures Global, NY Times Bestselling Author



I'm a long time investor new to the startup world

Michael Riepen

Extensive investment background in stocks and bonds. Financial Institution career. MBA with a dual concentration in Finance as well as Investment Management.



Hi Anita and Robert, I'm Austen Head linkedin.com/in/austenhead, and I am interested in advising your team at Oneva to help build out your data science capabilities. I'm currently a data science advisor at Patreon crunchbase.com/organization/patreon and Halo crunchbase.com/organization/halo-technologies-software in addition to being a senior data scientist at Quid crunchbase.com/organization/quid. Previously, I built and productionized all of the machine learning models and the database infrastructure at Halo. Before that, I was the first employee at Earnest crunchbase.com/organization/earnest where I built all of the machine learning models and helped the company scale to over 150 people....
read more

Austen Head

Data scientist; Stanford statistics PhD

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Anita Gardyne
CEO and Co-Founder
Former CFO, Seagate. MBA. Skilled in technical large-scale systems, finance, and enterprise sales.



Robert P. Gardyne
CTO and Co-Founder
32 years engineering experience. Holds 10 patents. Engineering lead at 3 companies with exits.



Will Carpenter
Engineering Manager
Manages team of two. Manages aspects of network/IT security, hardware, QA, and operations at Oneva.



Ronald Colombo Jr.
Sr Software Engineer
Specialties: C++, Networking, Visual Studio 2008, Visual Studio 2010, SDL DirectX.



Mariia Choban
QA Engineer



Ariel Karlin
Head Concierge



Patrik Korzinski
Software Manager



Joseph Latu
Sourcer Support

In the news

Downloads

- Oneva and Care.com Comparison.pdf
- Letter to Investors Oneva.docx

Helping Employees Find Trusted Care for the Whole Family

Many adults in today's workforce juggle caring for pets, children, teens, and aging parents – all while working full-time jobs. They can't do it alone, so we built Oneva to help them find trustworthy care providers for the whole family.


ONEVA
Alison, How Can We Make Your Day Better?
Event Dashboard
Help
Cancel
Add

Oneva providers offer infant, child, adult, elder, and pet care, as well as driving, house cleaning, and overnight stays. And unlike other care companies, all our providers are required to pass FBI background checks.

Oneva is An Employee Benefit for Large Corporations like Microsoft

While consumers might seem like the obvious way to sell in-home care services, we can meet the exact same families who need the exact same care through employee benefits at work. By integrating into their HR, just like health, dental, and 401(k) benefits, we create trust from the start. And by offering flexible payment options through stipends, grants, awards, payroll deduction and FSA reimbursement – which we couldn't offer in the consumer market – means customers are more likely to keep purchasing care through Oneva.

As a Working Mom, Our Founder Struggled to Find Care She Could Trust



DISRUPT
Startup Battlefield: ONEVA

Forty-three percent of women with children leave their careers. After she had her first child, our founder, Anita Darden Gardyne, joined their ranks when she left her job as CFO at Seagate.

Oneva started with infant services, but as Anita's family changed and Oneva changed too. When her mom suffered a stroke, Oneva started offering elder care and driving. $50 a day for in-home care through Oneva was enough to keep Anita's mom in the same home she'd lived in for the last 53 years. Nursing homes ar expensive but keeping your mom in her own home is priceless.

Our Pitch Deck



ONĒVA™
Caring For Yours Like They're Ours™
Incubated by Microsoft Benefits
Anita Darden Gardyne
THE PROBLEM
43% of professional women with children leave the workforce.
COMPANIES
EMPLOYEES
CAREGIVERS

We Couldn't Have Done it Without our Investors, Advisors, Supporters, and Team

With advisors and mentors like Rev. Jesse Jackson and Fred Thiele, GM of Benefits at Microsoft, we won second place at TechCrunch Disrupt and joined the Technology Industry Group as one of their recommended minority-owned businesses.



Reverand Jesse Jackson, who helped us set the course towards enterprise customers, with Anita and Bob.


DISRUPT

Anita with advisors Allan Young (l) and Keith Newman (r).



Anita with Oakland's Director of Equity & Strategic Partnerships, Jose Corona.



The team after winning 2nd place at TechCrunch Disrupt

Our Progress So Far



SafetySitters Rebrands to One
Originally launched in January 2014, our company rebrands Oneva for broader elder and enterprise appeal.
October 2014
Rev. Jackson Introduces Oneva to Intel, HP, and Microsoft
Microsoft's GM of Benefits Fred Thiele starts mentoring Oneva.
December 2014
Wins Best Startu Silicon Valley 20
Anita pitches and wins best startup in field of 100.
June 2015
Signs Contract with Microsoft fo 2017 Pilot
SF Bay Area pilot to confirm demand and services, complete platform MVP, and generate collateral and workflow.
June 2016
Microsoft Sponsors Oneva Technology Industry Group
TIG supports minority-owned businesses to become suppliers for companies like App Google, and Facebo
October 2016
Microsoft San Francisco Pilot Launch
Benefits sends out e email to Bay Area employees, who access Oneva throu Benefits portal.
February 2017
Completes Enterprise Pilot Phases
Pilot finishes after unprecedented extension. Oneva submits into Oracle Empowerment Program.
November 2017
Accepted into Pl and Play Silicon Valley
This accelerator brings pilot-ready startups to enterprises and VCs. Insurance companies show interest in Oneva.
March 2018
Completes Security and Privacy Compliance
Oneva complies with new EU privacy standards taking effect in May 2018.
August 2018
Release Native Apps
Plan to release caregiver and client native applications to improve service quality and reliability.
October 2018
Plan to Secure Enterprise Contracts
Oneva hopes to secure subsidized enterprise contracts with addressable market of 10,000+ SF Bay Area employees.
December 2018

Let's Make it Easy and Affordable for Families to Have the Best Care

Dear Potential Investors,

Even as a five-year-old in 1968, I was aware of Dr. King's Poor People's Movement. My parents made sure of that. As a family, we shared Dr. King's belief that all citizens deserve access to the American Dream, including living wage jobs and a job ladder to allow economic mobility for all who are prepared, able and interested. And I am proof his mission lives and is being fulfilled in building Oneva.

So, what is Oneva? And why did Microsoft choose to collaborate with me to provide solutions for elder care on a global scale? Most importantly, why should you choose to invest in this certified minority female founder, referenced as the 11th Black female founder in US history to raise $1 million?

I've prepared my entire academic and career life to be CEO of Oneva, deliver care to our most vulnerable, and create hundreds of thousands of great paying jobs right here in America as a way to lift large numbers of people out of poverty. I spent ten years at UC Berkeley earning a BA in Economics and an MBA, then designed large technology platforms at America's top companies while directly and indirectly leading cross-functional, cross-departmental teams to design and implement new technologies. I also led financial operations of multiple multi-billion dollar operating units as an executive at several renowned companies. Most importantly, my background has taught me the highest values of persistence, authenticity, humility, and kindness. Those are all reasons Fred Thiele, General Manager of Benefits at Microsoft, cited when he told me that I am the right founder to collaborate with him to solve elder care.

Some investors invest based on shared values. We see opportunities to change the world with social impact (often called double bottom line investing) because we have the potential to generate thousands, tens of thousands, and even hundreds of thousands of good living wage jobs. We will keep more elders in their homes and will drive children to school and tutors with trusted caregivers, rather than just anonymous, gig-economy drivers, so that our most precious young and old are safe. Our mission will make employers better, families more relaxed, and help bring an underclass to prosperity.

Other investors want to invest early in a company that has unicorn potential, to gain wealth from finding the next Facebook or Airbnb. We've had numerous major U.S. tech firms and even other countries express interest in Oneva. These potential customers have a market size of tens of millions of employees. At $500-$1,000 a month of revenue for each Oneva Care user, Oneva has the potential to be a multi-billion dollar business.

Regardless of why you choose to invest in Oneva, we appreciate your confidence in our market, team, values, potential, and passion. Thank you for considering an investment in Oneva.

Sincerely,

Anita Darden Gardyne

Our Year-Long Pilot at Microsoft Proved Oneva Works

Results from our SF Bay Area pilot at Microsoft.

30%	$10,000	40%
Margins in Microsoft pilot	Spent by a family in <90 days	Families request 3+ services

20	82%	1,876
Jobs created	Families request housecleaning	Hours of care provided

The Next Steps: Future Customers and Use of Funds

We're bound by nondisclosure agreements, but we have three large companies with 60,000 to 100,000 employees each in our pipeline. Funds raised here will finish the technology build and close those contracts. Beyond that, we've been approached by 25 Fortune 100 companies, including five domestic insurance companies.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Today's adults juggle caring for aging parents and children while working full-time. Oneva makes finding trusted in-home care easy with our platform to find, book, and pay high-quality caregivers as an employee benefit. Last year, we finished a year-long pilot at Microsoft. As a result, several other large Fortune 100 companies, plus the Finnish and Japanese governments, showed interest in Oneva. Now that we built our tech, we're ready to close contracts on companies in our pipeline.

Where will your company be in 5 years?

We want to generate millions of living wage jobs, let elders age in their homes, and let workers stay in the workforce. The demand for in-home care is only going to grow: globally, our population is increasing in size and age. In the U.S. alone, the 65+ population is projected to grow from 48M to 88M by 2050. That's a lot more people who will need care – as the first in-home care company for large organizations, we're well-positioned to turn this opportunity into a massive business.

What is Oneva?

Our mission is to enable everyone to receive trusted care in their home, whether it be for themselves, their child, their parent, or their pet. One hundred percent of our providers pass FBI background checks and have verified credentials: academic history, work history, and recommendations. Uber has a technology platform, and they use it to connect cars and drivers to people who need rides; you don't know who your driver is and you might worry about that, and they don't know who is getting in their car, and they definitely worry about that. We have a technology platform, and we know who your caregiver is. We use our platform and our concierges to send out FBI-background-checked and well-verified providers of infant care, elder care, house cleaning, massage, pet services, and caregivers who can drive to take mom or kids to doctor's appointments, shopping, after-school sports, and tutors. We enable our customers to add the trusted resources they need to successfully balance work and home life. That helps employers, who subsidize these services as a wellness benefit, to attract and retain the best employees. Best of all, we create jobs with living wages that focus on safety and advancement for an aspiring class of our society that only asks for a ladder and a hand, and not a handout. We enrich and create success for four stakeholders: investors, employers, families, and caregivers.

How did Oneva begin?

In 2003, we couldn't find trustworthy care for our newborn daughter, so we didn't go out on a date for three years after she was born. Fast forward ten years, and in 2013 we looked at the online care market again, assuming the problem of trustworthy care for parents had been solved. We checked the disclaimers at the bottom of all the "care" websites to see if anything had changed for the better. It hadn't. However, by 2013, we both had more than a couple startups under our belt – one of Bob's companies, Xros, had been acquired by Nortel – and we knew we could fix this ourselves. So, we incorporated, with the help of some pretty smart attorneys at WSGR in January 2014 – these attorneys also helped found companies like LinkedIn, Apple, Tesla and Google. In June 2014, we launched in Montclair Park in Oakland, California, with infant care services, a service range of San Francisco East Bay, and a very hand-operated 1.0 version of the platform. I had a mom spend an hour with me in the park that day, saying how much they needed a service like ours, how valuable it was, and sharing that she would pay around $18 per hour for infant care. That really hit home, and we knew we needed to do this.
From that moment on, we made a concerted effort to use our technology to keep the price of care affordable while also providing living wages for caregivers. We realized that to accomplish our goals of client affordability and caregiver living wages, we would need both scale and technology, and we determined the platform features that we needed to scale the consumer market from running infant care services through the end of 2014. We shared our new database-driven Oneva 2.0 platform with the Bay Area in January 2015. You could view, book, approve, and pay for care providers from the platform. We added elder care and driving to our earlier infant care service – we started picking kids up from school to take them to swim lessons so parents could stay at work, and driving mom to Kaiser and back for her medical appointment. We experienced rapid growth in the consumer market in the first half of 2015, and we were proud to win Best Startup Silicon Valley in June 2015 at the Redwood City Fox Theater, beating out over 100 companies from an initial list of 600. We had a number of companies and foreign governments approach us and ask us to make our technology available to them, particularly for elder care, which is a huge global issue. Tarja Halonen from the University of Tampere in Finland came and interviewed us, and she returned in December 2015 to tell us that, in accordance with Finland's government, we have the best elder care solution in the world. She wanted to know how we could go forward in collaboration. She's traveled here five or six times since and continues to request our technology. We are extremely interested but not yet ready for international markets. A major Silicon Valley Fortune 50 firm (under a tight NDA) approached us, and strongly encouraged us to build an enterprise-grade version of our platform and secure our minority- and women-owned business certifications. We listened, started enterprise design, and certified as a minority-owned company through the Western Region Supplier Diversity Council (WRMSDC). We are in process of securing our woman-owned certification. Both certifications allow enterprise companies to claim credit for minority and women-owned business spend, targets that they have pledged to meet and have had difficulty in doing so. We will help them.
In December 2014, Fred Thiele, General Manager of Benefits at Microsoft, joined our development team as a patron and mentor. With his input and guidance, we honed our enterprise requirements, targeting Oneva 3.0 exclusively for enterprise use, and designed network security and privacy features to meet Microsoft Supplier Data Protection Requirements. We completed Minimum Viable Product for enterprise, including web-application, collateral, training and workflow with the last 3.x release in October 2017, and we continue to add security and privacy features in every coming release. All this history

corrected assumptions about how customers use care, who they are, what exactly they need, how to best onboard them, and how much they'll pay. We made the major pivot to enterprise with all our previous operational experience. We're now in a position to take the next step with a large-scale enterprise contract.

What do you hope Oneva can accomplish?

I'm going to just share honestly for me. Unemployment is down, but not equally or as well for everybody. I know that there is a huge opportunity for us to create a massive number of living-wage jobs and really lift a lot of people to a new socio-economic class. I was five years old when Martin Luther King, Jr. died, as he was starting a poor people's movement. Poor people are everywhere. I've watched Reverend Jesse Jackson, who has been and continues to work on diversity in Silicon Valley, achieve limited hard-won success, with so much more to do. I am absolutely committed to doing my part in continuing Dr. King's and Reverend Jackson's work, through which we create job opportunity and pathways into great paying jobs with career ladders. Here is how we do it. We have a job ladder that primarily sources caregivers and service providers as independent contractors who set their own wages and schedules. We support every Oneva caregiver with a directed personal marketing video, and we verify their background so everything on the website has been independently checked. We encourage contractors to continue their education and develop work experience so that they can take on more demanding and higher paying jobs. We take the best of our contractor caregivers and bring them in as employee caregivers, where we can provide them with training and additional opportunities, including advancement into client and caregiver onboarding and caregiver supervisory roles, logistics and administrative positions with benefits, as well as technical and managerial roles. However, no matter how far they go, each and every Oneva caregiver and service provider gets to set their own wage above a living wage floor and gets access to high-quality, pre-screened clients in their area so they can be the masters of their own success. There's such a huge opportunity to continue that work on a global scale. Finland and Japan both have serious elder care problems, exacerbated in Finland by the lack of care personnel training between none (personal babysitter) and Registered Nurse. One of the main reasons Finland likes Oneva is the explosive job creation that could come with our platform, helping reduce widespread unemployment by creating caregiver academic curricula and degrees at Finnish universities.
As I said before, international has to wait for domestic rollout. What I want to accomplish for our client families is much closer to home. Sadly, my dad passed last September from cancer. In addition to hospice nurses, I had Oneva workers in my dad and mom's house almost every day. While I had family members coming through saying their goodbyes, our floors were clean, the toilets were clean, my dad was clean. Somebody was doing his laundry. Our hospice nurses said we had the most well cared for and best run home they had ever been in, and that wasn't because of my personal domestic ability. I was able to take care of my dad the way anyone would want to, and I am now keeping my 83-year-old mom in her home with Oneva caregivers two to three times a week. She would not have made it in a nursing home long, but now six months later, she is bright, vibrant, and healthy sleeping in her own bed under her own roof, with a little added care bridging the gaps. That is what I wish for your family, and that is what drives me. Elders in their own homes and kids safely driven to sports and tutors. Oneva can drive up real labor numbers (like labor force participation), make companies better places to work, and hope to make some money along the way. That is what I want to accomplish, and I hope you'll join us.

Who are your customers?

We have three customer segments that require independent marketing and sales efforts: enterprise companies, end-users of services who are employees or customers of enterprises, and caregivers and service providers. We'll start with end-users because they generate actual service demand. Eighty percent of care in the U.S. is selected by women, and we market to these moms and daughters (and dads and sons too!) through the enterprise wellness/benefits channel to attract and retain female employees. We meet the exact same women with the exact same care needs as Sittercity or Care.com, but instead of mom researching comparative sites from home, she gets a reduced care rate and a care company that she can trust from work as a benefit, right alongside her health, dental and 401(k). Most people can go out of network for dental and health for an increased cost, but they don't. We know that offering care services as an HR benefit with an employer subsidy eliminates client-caregiver cheating (which describes when a family finds a caregiver on a platform, establishes a relationship, and then chooses to move payment off the platform). Oneva focuses on positives to glue everything together: great client service and meeting caregiver needs for safety, support and timely payment. Enterprise companies will choose to offer Oneva as a wellness benefit because it helps them attract and retain all employees in a highly competitive job market. Our target customers are large, often multinational corporations with thousands to hundreds of thousands of employees. As a member of the Technology Industry Group (TIG), we have direct reach to 36 of the top U.S. tech firms committed to using certified minority-owned businesses to be their suppliers. Their corporate members include Apple, Google, Facebook, and Oracle. We were introduced and sponsored by Fernando Hernandez of Microsoft's Supplier Diversity Team in 2016. Some of these TIG firms already spend $1B+ with minority- and women-owned suppliers, and have even higher targets that they're not meeting today. TIG has already proved valuable: we got an introduction to a Fortune 100 tech company through their network. We expect to source most of our large enterprise customers from TIG. We had a pilot with Microsoft in the San Francisco Bay Area from November 2016 to November 2017, and as a result of that pilot, we finished building the 3.0 enterprise technology platform, and creating all of the necessary printed and video printed collateral, digital signage, client workflows, concierge training, and caregiver sources and onboarding workflow. We finished a second pilot entry program in December with the TIG Fortune 100, one of the Bay Area's largest tech employers. With that Fortune 100 company's direction, we created a professionally produced video and electronic brochure that was shown to employees and HR/Benefits in November 2017, and we are engaged with that company's Supplier Diversity/Procurement department to formally present our product to HR and Benefits executives and directors. Although we don't yet have a contract, we have engaged with this Fortune 100 company for over two years, and have followed their internal processes perfectly and to the letter. We were recently accepted into Plug And Play (PnP), a pilot-ready accelerator for startups, enterprises, and VCs. It was the first accelerator we've found that was a fit. At PnP, we met the CEO and five of his staff of a Fortune 300 workers' compensation provider that employs thousands directly, and serves 33 million people globally. Last week, their VP of business development came to me and said, "We need to be able to scale to all 33 million people in 12 months from the time you start a pilot program with us. You clearly can't do that today. Let me introduce you to this other place where they take companies like yours and grow them to regional scales. I just bought a company from them, and I want them to work with you so I can buy you too." While not a contract or a letter of intent, we have clear indication that our business model and services apply to a much larger set of enterprise channels than just HR/Benefits. The Fortune 50 firm, another TIG member, wants to re-engage with us in July.

How do you generate revenue?

Customers are billed by the hour for the services they request. Each contractor is free to set their own rates, and we mark up those rates to an end-user price based on a volume/margin agreement with enterprise. For example, Microsoft employees paid a markup of 44% in the 2016-17 pilot, giving us a 30% margin after COGS. Oneva makes money directly from enterprise customers with a one-time platform setup charge, report fees, and service fees. We also generate recurring regional support fees and annual maintenance.Customers pay for services using a flexible funding model. They can use personal credit or debit cards, as well as employer sponsorship, subsidies, or awards. They can use their FSA for Dependent Care so they can get an easy, properly documented PDF to submit for reimbursement. Employers can also contribute to monthly stipend pools, flat or discounted care rates, performance awards, and one-time grants for employees to use.

How much do you pay the workers your customers connect with?

Most service providers and caregivers are contractors who set their own wages above a living wage floor of $15/hour. Caregivers can charge different rates for each of their offered services so that a client can pay a single caregiver an equitable rate for each service. Most caregivers price their services between $15/hour and $25/hour, with driving and massage notable exceptions. We suggest a tip of 15% for excellent service based on the client price. The client can set a default tip so caregivers know what to expect, and a client can adjust tips individually at the end of a job for multiple caregivers.
The client price is set by multiplying the caregiver wage by our markup, negotiated with each enterprise. For example, a contractor who sets her wage at $15/hour would be priced to a Microsoft pilot client at $15/hour * 144% = $21.60/hour. The 15% suggested tip, which goes 100% to the caregiver, gives the caregiver another $3.25/hour, for total compensation of $18.25/hour. The client pays $24.85/hour and Oneva makes $6.60/hour margin.
The workers earn about $18 per hour. We consider $15 an hour a living wage here in the Bay Area, so we start with that living wage. Depending upon the contract we have with a given company, how much employees pay versus how much their employer contributes may vary, but in the end, it's about $25 an hour. Beyond that, most folks tip for great service, and that gets our workers over $18 an hour. In the Bay Area market, that's the price. It's going to differ in other markets.

What services does Oneva offer?

We strive to offer a cohesive set of services that help busy families balance work and personal lives, and help elders stay in their homes or with their families.
We started with infant and child, then added elder care, disabled care and driving to meet the basic needs of our clients. In our 2016 pilot, we discovered that our client's care needs included cleaning their homes and possessions, and that so many clients wanted housecleaning that we developed it as an independent segment with its own workflow and hiring process. Based on client requests, we added pet care and massage.
Today, we offer infant care, child care, adult care, elder care, disabled care, overnight care, pet care, driving, housecleaning, and massage.
Tomorrow, we can offer any service, but since our platform was built around developing trust through verification, its best used for products and services where trust is important. Our platform has been designed to add services easily as needed. We have to do our legwork and homework first, and then the platform part is easy. Every new service requires work to determine provider sourcing, locate regional and national competition (to partner or poach), and identify restrictions and specific requirements for local, state and federal licensing. All this gets incorporated into our Credential Management System, so we can apply the correct workflow to verify workers properly for that new service for each region where that service is available.

Who are Oneva's competitors?

Google and Amazon.
Amazon Home is new and primarily offers ordering more product from Amazon and ordering services in conjunction with Amazon product install. Amazon can never be discounted or dismissed, and Alexa has been recently rumored to be targeted for an in-home physician application.
In the portfolio of companies that Google operates in the care space, Care.com is the closest to what we do. Honor is the second. Both are Google companies.
Care.com IPOed and raised $1 billion, and for the first time ever, Google Ventures invested about $50 million post-IPO. They did so because of Care.com's poor financial performance and because it fits within the Google family of products in the care space.
Honor was founded by an ex-Google employee, he'd sold his company to Google, and he was a serial founder. Andreessen Horowitz, Kapor and others invested in him first, and then Google followed. There's a company called Thumbtack that does odd jobs, which if you squint overlaps with some housecleaning. Thumbtack is not otherwise interesting except that Google owns it.

How is Oneva different from its competitors?

The first big difference between Oneva and Care.com is we know the identity of everybody on our site.
So if you see my video on my profile on Oneva and I say, “I'm Anita,” you'll know that's true because I've presented a driver's license and I've been through a fingerprint-based FBI and State of California (all county) Department of Justice background check. And I have First Aid and CPR, and its been checked too. And I really got my MBA at Cal and worked at Pacific Bell and Levi's - that's verified too.
On the other other hand, I could put a video on Care.com's website and say “I'm Beyonce, and I have 12 years of care experience, and let me come take care of your mother”, but I wouldn't have to prove that. You wouldn't know if anything you read was true or not. And you might not know that the State of California says that customers aren't supposed to pay for caregiver background checks because it's the caregiver's responsibility, so you pay for what turns out to be a credit check or even the top ten most wanted list for the county you are in.
Secondly, we have a technology platform where you can see a curated video and see all the credentials of the worker in one place. At Care.com, it's like Craigslist. Here's a list of the caregivers, and you have to go call each one. You'll get a list of names, and you might see a video that they made on their iPhone at home. You have to call and ask, “Hey, do you have first aid training? Do you have CPR certification?” Do you even know what are the right questions to ask of somebody who's going to come into your home, for them to be compliant with the law? You hope it's true, but we actually know the applicable laws and have checked all the required and supplied credentials.
Our technology platform presents FBI-background-checked choices, only presenting you with qualified verified caregivers or service providers who are willing to travel to your location at the date and time you need them. More than a simple match, we consider languages, allergies, pet issues, and other secondary factors that can make a big difference in having a successful event for both the client and service provider. We also use technology to make improve the reliability and timeliness of both contractors and employees, because after trust has been established, the next most critical requirements for caregivers is on-time availability
Finally, Care.com is enterprise-facing and consumer-facing, whereas we are exclusively enterprise. Care.com is spending huge on consumer marketing with billboards, radio and TV ads. We focus on enterprise with relationship-based sales.

What regulations are you subject to?

California law requires that in-home care providers must be background-checked, and in California, Trustline regulates this. Cindy Mall, the state employee who oversees Trustline, helped me write my business plan. Bluntly, Care.com chose to ignore the 1987 California law regulating care when it built its business. Care.com is in the matching business. It matches providers and customers, but asks them to get background checks themselves. Oneva is regulated by the CA Department of Social Services because we are in the care business. We ensure that our providers comply with the law.
As far as scaling goes, Trustline is, de facto, a national standard. If you accept grant dollars to provide childcare, your workers have to meet that Trustline standard. So we really have designed to what is de facto national law, and de jure California law. If you were to look at Trustline, you would see those eighty specific laws it's looking for, it's elder abuse, child abuse, check fraud, and know that this kind of check would have to be mandatory for anybody coming in your home to do anything.
Although it seems obvious to us as a requirement of California law that all people caregivers need Trustline, we take it a step further. Every Oneva service provider has Trustline, including housecleaners, pet caregivers, and massage therapists, none of whom are not required by law or regulation to have Trustline. We could not make an assumption that a housecleaner, previously convicted of any of those eighty abuse laws, would be someone we could trust in my home around my kids, husband, parents, pets, or even possessions. And if they're not good enough for my family, they're not good enough for any of our clients' families. Or you.

How do you plan to grow over the next year?

Our focus has been to build the technology platform so that we can now scale regionally and rapidly. That has been a conscious focus, to get the technology built, because we're first in market. We're the only ones in the world who have an enterprise-grade technology platform. We know because we just won second in the world at TechCrunch Disrupt Battlefield in September 2017, and we have some other technology that we are building – an AI robot video director – so the folks who invest in Oneva also benefit from that second product as it is developed.
Now that we have that, absolutely, how do we go after those customers? Our platform is designed for companies with 10,000 to 100,000 employees. We are using the funds raised from Wefunder to finish network security and privacy upgrades in the July timeframe, and close those contracts for the three companies we have in the pipeline. My focus is on getting to the technology completion aligned with enterprise contract signing in July so I can onboard up to four new enterprise pilots or contracts in the San Francisco Bay Area, with end-user ramp-up starting in October.
After the San Francisco Bay Area region is well established, we can use well-understood techniques for bringing up new regions quickly, initially supporting additional domestic campuses of our Bay Area pilot enterprises. Credential management requirements and living wage floors will need to be adjusted and normalized for each new region, and the platform makes regional expansion straightforward once the legwork is done. We expect to cover the top seven technical and metropolitan domestic cities within 2-3 years of our San Francisco region relaunch. After that, regional growth and new regions are driven by enterprise demand.
On that note, I've been approached by approximately 25 Fortune 100 companies, including five domestic insurance companies. We've recently joined an incubator for pilot-ready startups called Plug and Play, and our demo day is June 13. But independently of that, through the certified minority channel that I've talked about, the Technology Industry Group, and now through Plug and Play, I have almost too many companies and countries asking me if they can invest in me and if I will do business with them. I have more deal flow than I can respond to, and yet none of them are likely to be the first pilot in San Francisco or the second contract in 2018. However, long sales cycles dictate that even if initial contact today doesn't turn into 2018 business, it will take this contact and eleven more like it over two plus years to turn that initial contact into a successfully onboarded enterprise company. So, while we are selective today about engagement due to time constraints, we are talking to many companies today about business that won't come to fruition until 2019 or 2020.
After we have established a string regional footprint in the USA, we clearly have international interest to pursue, especially in Finland and Japan. We can actually to make a material contribution resolving both elder care and youth unemployment in Finland, and we can create enough jobs in the United States to make the needle move on labor force participation. We want to be big enough to elevate people on national levels.

How much money have you raised to date?

We've raised just over $1.5 million. According to TechCrunch, I was the 11th black female in U.S. history to raise a million dollars. I think there's 27 of us now.
I've raised funds for my business in a very rare and unique way, almost exclusively friends and family, and in largely in $5,000 to $10,000 increments. We've raised our funds to date in a series of five convertible notes, with the last note having a valuation cap of $12,000,000. When we started with our first note, we had no backend in our platform and all care operations was done manually. We've used each note to build technology, run the care business with that technology, and plan the right move to go to the next level.

What worries you about the future?

Elder care is a global problem and opportunity, so I am not worried about whether or not my business is needed.
I worry about lots of things: funding, quality of execution, network security and breaches, finding the right people to ramo explosive growth. I worry about separating the real short term opportunities from tire-kickers who ask a lot of questions but don't plan to engage. What really keeps me up at night is, how do I respond to all that demand? And my biggest fear i – what do I do when it all comes?

You've been in tech for a long time. What networks have been valuable to you?

I've been selling into the Technology Industry Group, made up of the 30 largest tech companies, since 2015.
Back in 2014, I called Reverend Jesse Jackson and left a message on his answering machine. Three months later, I got a call back from a gentleman by the name of Butch Wayne. Reverend Jackson had a meeting in San Francisco with about 30 black people involved, and there were a couple entrepreneurs in the room, and Bob and I were among them. He talked about how we were going to change Silicon Valley and he was going to help with that. The task that he set before me and Bob was to build a pipeline of workers from Richmond to Silicon Valley, which is what we aim to do with Oneva.
In December 2014, Reverend Jackson introduced us to George Zinn, the treasurer at Microsoft, and Gwen Houston, their general manager of diversity, who has since retired. He introduced us to Brian Krzanich (BK) CEO of Intel and his direct reports. He also introduced us to all of Meg Whitman's direct reports at HP. It's a direct result of those introductions that George Zinn at Microsoft, literally, within a week, had me meet with with Fred Thiele, their General Manager of Benefits. Fred was a Senior Director then, he's been promoted a couple times since, and he's been working with us to build our technology. I like to think we've helped him grow a little as he's helped us build a lot.
But I want to acknowledge that Reverend Jackson's introduction, and the commitments of these companies who want to create change, is when we really started that sales cycle. It was Microsoft, Fred Thiele, who engaged Fernando Hernandez and his supplier diversity team on back-to-back certification. They actually have took me into the Technology Industry Group in 2016 and helped me start to sell. Those contacts helped me meet executives at the companies I've pitched since, who will hopefully become my clients this summer.
In very practical terms, we did a lot of our friends and family fundraising on our convertible notes from our LinkedIn connections established through our professional careers.

Who's on your team?

I'm Anita Gardyne, CEO and co-founder of Oneva. My co-founder is my husband of 31 years, Bob Gardyne. He and I met in 1983. We were both students at UC Berkeley, and we were both working in Bank of America's telecommunications and engineering department. He and I have continued to work in technology, together and apart, for the past 31 years.
Bob received his Electrical Engineering/Computer Science degree from Berkeley in 1984. You can imagine that Silicon Valley in 1984, as a brand new EE/CS graduate, was an amazing place to be. He had an awesome career, mainly in PC graphics and audio, and was involved in three acquisitions: one of his companies was acquired by LSI Logic, the second was acquired by Broadcom, and the third was Xros acquired by Nortel for $3.25 billion. When Xros was acquired, I was a CFO of a division of what's now Seagate, and it was a $3.5 billion company. That's when I quit my job.
I quit my job because we had an eight-year-old son and had to choose between work and family. If I had Oneva as an employer-provided benefit, with someone to help me care for my child, maybe I would've stayed. Today, however, Bob is my co-founder. He's the CTO of Oneva, and Head of Product.
I'm very proud of our engineering team, Will Carpenter and Ron Colombo, who've been with us since we started. Will graduated from DeVry and worked with Bob as a test engineer at Jupiter Systems, a video wall company - now, he's my engineering and test manager, IT guy, security engineer, Adobe nerd, and chief bottle washer. Ron is a programmer through and through. He has a game design background, coded some native apps, and does excellent unit testing so his stuff just works - he's been keeping us at the forefront of coding technology while Bob does the architectural work and Will breaks that down into stories for Ron to code.
As a team of four, we've been together through thick and thin, since the beginning. We recently added Bilaine Beyenne, who started with us as a caregiver, showed aptitude, got her B.A. degree, and was hired as an employee last July to support Operations and caregiver recruiting.
Bob and I both have experience running large teams, and Bob has run an engineering department with as many as 34 engineers. Anita and I believe in bringing in good people, setting goals, and delegating, and have the hiring and management experience to ramp Oneva staff up quickly.

Financials

Oneva has financial statements ending December 31 2020. Our cash in hand is $88,125, as of June 2020. Over the three months prior, revenues averaged $1,651/month, cost of goods sold has averaged $2,206/month, and operational expenses have averaged $70,877/month.

At a Glance

January 1 to December 31

$3,416 [92%]
Revenue

-$600,182
Net Loss

$141,217 +14%
Short Term Debt

$1,060,000
Raised in 2020

$88,125
Cash on Hand
As of 06/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Today's adults juggle caring for aging parents and children while working full-time. Oneva makes finding trusted in-home care easy with our platform to find, book, and pay high-quality caregivers as an employee benefit. In 2017, we finished a year-long pilot at Microsoft. As a result, we re-architected our platform to provide enterprise-grade security and privacy and created new mobile applications OnevaMe and OnevaPro for our customers and caregivers. We also pivoted to a pure platform offering where all caregivers are independent business operators. We completed platform redesign in late 2019 and piloted the new software on a small base of existing customers to work out teh kinks.

In December of 2019 we entered into contract negotiations with Acrisure, the 9th largest insurance broker in the United States, to distribute the Oneva platform to small/medium businesses in Northern California. We signed an exclusive distribution contract with Acrisure in February 2020 and trained Northern and Southern California Acrisure insurance brokers at annual sales conferences in four cities in March. New sales through Acrisure acquired four contracts with local enterprises for care that we started rolling out when Covid shelter in place delayed rollout as employees stayed home.

We're ready to re-engage a reemerging workforce with care and support as they go back to work starting in June..

We want to generate millions of living wage jobs, let elders age in their homes, and let workers stay in the workforce. The demand for in-home care is only going to grow: globally, our population is increasing in size and age. In the U.S. alone, the 65+ population is projected to grow from 48M to 88M by 2050. That's a lot more people who will need care – as the first in-home care company for large organizations, we're well-positioned to turn this opportunity into a massive business.

Milestones

Oneva, Inc. was incorporated in the State of Delaware in January 2014.

Since then, we have:

- Four years in business serving the in-home care market.
- Completed year-long pilot for Microsoft SF Bay Area employees providing 1,876 hours of care.
- Runner-up at TechCrunch Disrupt SF 2017.
- Winner Best Startup Silicon Valley 2015.
- CEO is ~11th black woman to raise over $1M in U.S. history and has extensive finance and executive experience at Levi's, Pacific Bell, IDG, Quantum, and UC Berkeley.
- CTO has over 30 years of engineering management at 12 Silicon Valley companies, and three exits (including Xros to Nortel for $3.25B in 2000).
- Oneva has two patents: concierge care platform and personal video commercial studio.
- Signed broker contract with Acrisure in February 2020
- Signed three enterprise customers in SF Bay Area in March 2020
- Signed one more enterprise customer in May 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $3,416 compared to the year ended December 31, 2018, when the Company had revenues of $44,148.70. Our gross margin was -251.64% in fiscal year 2019, compared to 76.26% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $87,779, including $2,215 in cash. As of December 31, 2018, the Company had $100,492 in total assets, including $9,428 in cash.
- *Net Loss.* The Company has had net losses of $600,182 and net losses of $419,985 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $2,455,160 for the fiscal year ended December 31, 2019 and $1,854,469 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,589,500 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Oneva, Inc. cash in hand is $88,125, as of June 2020. Over the last three months, revenues have averaged $1,651/month, cost of goods sold has averaged $2,206/month, and operational expenses have averaged $70,877/month, for an average burn rate of $71,432 per month. Our intent is to be profitable in 9 months.

We acquired a PPP loan to bridge to the start of covid recovery phase 2 when we expect people to go back to work but need considerable support and resources to help with children and elders, who may see facilities open later.

We expect very flat and minimal revenue through the end of June with strong rise starting in September and a big jump next January with open enrollment. Covid makes forecasting more difficult that usual but we are shooting for $1M in 2020 revenue with expenses ramping up from $70K/month to about $120K per month with additional staff needed for growth.

We have additional forms of capital available in further convertible notes in the business as well as anticipated seed round funding later this year.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-17,570%

Gross Margin:
-252%

Return on Assets:
-684%

Earnings per Share:
-$0.06

Revenue per Employee:
$427

Cash to Assets:
3%

Revenue to Receivables:
~

Debt Ratio:
2,797%

Oneva 2019 Financials.xlsx

Oneva Inc. Financial Statements- Reviewed 1 .pdf

Risks

1. If an enterprise contract is not awarded or is awarded with an implementation schedule that doesn't generate significant revenue and income within a year of this funding we will not generate the revenue we expect to and company operations could be jeopardized.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. We collect and store client data, including personally identifiable information of our customers and employees, in our data centers and on our networks. While we have never experienced a network security breach, should one happen our client data may be exposed, harming our business operations and potentially causing cancelation of enterprise contract(s) or even fines.

5. If contractor caregivers are re-classified as employees by state government agencies, that will lead to increases in COGS in the form of payroll taxes and worker's comp. Increased COGS would drive up client prices likely 16-45%, which could significantly and adversely impact adoption, retention and revenue.

6. A network security breach at Oneva or supplier exposes European citizen's personal data, and a poor response results in a violation of the EU's Protection Data Requirements. Violations of GDPR can result in fines up to 4% of revenue if enforceable, and could have adverse impact on enterprise contracts.

7. Current extensive enterprise relationships are extremely dependent on the CEO's extensive networking, and the technology and architecture are extremely dependent on the CTO/Head of Product. Protracted illness or loss of either CEO or CTO before Sales and Engineering Management roles are filled under them would cripple Oneva.

8. Google owns near-market competitors Care.com, Honor, and ThumbTack. Google has the resources to fund the massive pivot to business model that it would take to move Care.com to a competitive enterprise posture. Google could also rebrand or pivot Honor or Thumbtack to be more competitive, which may hurt our growth and revenues.

9. High levels of overall market employment tend to drive up caregiver wages, as it decreases caregiver supply. Lack of nearby available caregivers could drive up transit time, and decrease caregiver reliability and client satisfaction, and ultimately hurt the company's growth and revenues.

10. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

11 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Robert Page Gardyne	CTO @ Oneva, Inc.	2015
Anita Gardyne	CEO @ Oneva, Inc.	2014

Officers

OFFICER	TITLE	JOINED
Robert Page Gardyne	CTO	2015
Anita Gardyne	President CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Anita Gardyne	9,000,000 Common Stock	91.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2017	$421,000	Convertible Note
06/2020	$1,060,000	Convertible Note
11/2018	$55,053	SAFE
11/2016	$108,000	Convertible Note
02/2017	$347,000	Convertible Note
08/2015	$462,500	Convertible Note
01/2015	$191,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/31/2015	$191,000	6.0%	33.0%	None	01/31/2017
08/19/2015	$462,500	6.0%	20.0%	$4,000,000	08/19/2017
11/27/2016	$108,000	6.0%	20.0%	$8,000,000	11/27/2018
02/14/2017	$347,000	6.0%	20.0%	$8,000,000	02/14/2019
08/31/2017	$421,000	6.0%	20.0%	$12,000,000	08/31/2019
06/01/2020	$1,060,000	6.0%	20.0%	$13,000,000	10/31/2020

Outstanding Debts

None.

Related Party Transactions

Name	Gardyne, Don and Alison
Amount Invested	$11,000
Transaction type	Convertible Note
Issued	01/31/2015
Interest	6.0 per annum
Discount rate	33.0
Maturity	01/31/2017
Valuation cap	None
Relationship	CTO's brother and sister-in-law

This note has matured and is in the process of being extended further.

Name	Darden Family Trust
Amount Invested	$120,000
Transaction type	Convertible Note
Issued	03/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	09/07/2019
Valuation cap	$12,000,000
Relationship	Family trust controlled by founder's family

Name	CTO's brother and sister-in-law
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	05/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	05/01/2020
Valuation cap	$12,000,000
Relationship	CTO's brother and sister-in-law

Name	Gardyne, Donald and Alison
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	02/25/2020
Interest	6.0 per annum
Discount rate	20.0
Maturity	10/31/2020
Valuation cap	$13,000,000
Relationship	Brother in law of CTO/founder

Name	Darden Family Trust
Amount Invested	$733,000
Transaction type	Convertible Note
Issued	04/20/2020
Interest	6.0 per annum
Discount rate	20.0
Maturity	10/31/2020
Valuation cap	$13,000,000
Relationship	Trust controlled by founder's family

Raised as twenty-five (25) separate investments in Note 6 totaling $733,000 over an 18 month period

Use of Funds

$50,000	Generate job descriptions and hiring process for core Operations staff (10%), Process enterprise contract and pilot (12%) Implement security enhancements (25%) Complete native application (iOS & Android) for caregivers (50%) Wefunder intermediary fee (3%)
$1,070,000	- Continued network security enhancements (15%) - Hire Chief Security Officer and Engineering manager (15%) - Perform operations to onboard 2,000 clients for expected enterprise pilot program (20%) - Continued platform development (20%) - Develop and verify caregivers and service providers (27%) - Wefunder intermediary fee (3%)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,653,978	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.